UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Revises Second Quarter and Fiscal 2011 Guidance and Announces Date for Reporting Second

Quarter 2011 Results

We, LDK Solar Co., Ltd., have revised our guidance for the second quarter 2011 and fiscal 2011. We will report financial results for the second quarter ended June 30, 2011 before the market opens on Monday, August 29, 2011, and will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time the same day.

For the second quarter 2011, we revised our guidance for revenue to be in the range of $480 to $500 million, wafer shipments between 410 and 430 megawatts, or MW, module shipments between 75 and 80 MW, in-house polysilicon production between 2,700 and 2,750 metric tons, or MT, and in-house cell production between 120 and 125 MW. As a result of the significant drop in market price for wafers and modules during the second quarter 2011, we expect to write down $55 to $60 million of inventories and expect the gross margin for the second quarter 2011 to be between 1.5% and 2.5%. Our cash and cash-equivalent balance was approximately $630 million as of June 30, 2011.

We previously forecasted second quarter 2011 revenue in the range of $710 million to $760 million with wafer shipments between 500 and 550 MW, module shipments between 200 and 220 MW, in-house polysilicon production between 2,650 and 2,750 MT, in-house cell production between 120 and 130 MW and gross margin between 22% and 26%.

For fiscal 2011, we revised our guidance for revenue to be in the range of $2.5 to $2.7 billion, wafer shipments between 1.8 and 2.0 gigawatts, or GW, module shipments between 750 and 800 MW, in-house polysilicon production between 10,000 and 11,000 MT, in-house cell production between 600 and 700 MW and gross margins between 15% and 20%.

We previously forecasted fiscal 2011 revenue in the range of $3.5 to $3.7 billion with wafer shipments between 2.7 and 2.9 GW, module shipments between 800 and 900 MW, in-house polysilicon production between 10,000 and 11,000 MT, in-house cell production between 500 and 600 MW and gross margin between 24% and 29%.

The outlook for the three months ended June 30, 2011 and the full year ending December 31, 2011 are estimates. Results are subject to change based on further review by our management.

Our press release issued on August 18, 2011, including the dialing details for participation in the conference call and the hyperlink to the live webcast, is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 19, 2011

Exhibit 99.3

LDK Solar Revises Second Quarter and Fiscal 2011 Guidance and Announces Date for Reporting Second

Quarter 2011 Results

XINYU CITY, China and SUNNYVALE, Calif., August 18, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today revised its guidance for the second quarter of 2011 and fiscal 2011. Additionally, the company announced that it will report financial results for the second quarter ended June 30, 2011 before the market opens on Monday, August 29, 2011. The company will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time (ET) the same day.

For the second quarter of 2011, LDK Solar revised its guidance for revenue to be in the range of $480 to $500 million, wafer shipments between 410 and 430 megawatts (MW), module shipments between 75 MW and 80 MW, in-house polysilicon production between 2,700 MT and 2,750 MT and in-house cell production between 120 MW and 125 MW. As a result of the significant drop in market price for wafers and modules during the second quarter of 2011, LDK Solar expected to write-down $55 to $60 million of inventories and expected the gross margin for the second quarter of 2011 to be between 1.5% and 2.5%. The Company’s cash and cash-equivalent balance was approximately $630 million as of June 30, 2011.

The company previously forecasted second quarter 2011 revenue in the range of $710 million to $760 million with wafer shipments between 500 MW and 550 MW, module shipments between 200 MW and 220 MW, in-house polysilicon production between 2,650 MT and 2,750 MT, in-house cell production between 120 MW and 130 MW and gross margin between 22% and 26%.

For fiscal 2011, LDK Solar revised its guidance for revenue to be in the range of $2.5 to $2.7 billion, wafer shipments between 1.8 gigawatts (GW) and 2.0 GW, module shipments between 750 MW and 800 MW, in-house polysilicon production between 10,000 MT and 11,000 MT, in-house cell production between 600 MW and 700 MW and gross margins between 15% and 20%.

The company previously forecasted fiscal 2011 revenue in the range of $3.5 to $3.7 billion with wafer shipments between 2.7 and 2.9 gigawatts (GW), module shipments between 800 MW and 900 MW, in-house polysilicon production between 10,000 MT and 11,000 MT, in-house cell production between 500 MW and 600 MW and gross margin between 24% and 29%.

The outlook for the three months ended June 30, 2011 and full year ending December 31, 2011 are estimates. Results are subject to change based on further review by management.

Second Quarter Conference Call Details

To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on August 29, 2011. An audio replay of the call will be available through September 5, 2011, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4463854#.

A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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